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PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 14

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102-4077

March 24, 2011

VIA EDGAR SUBMISSION

Mr. Larry Greene
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Prudential Investment Portfolios, Inc. 14

Post-Effective Amendment No. 42 to the Registration Statement
under the Securities Act of 1933 (No. 2-82976) and
Amendment No. 45 to the Registration Statement under
the Investment Company Act of 1940 (No. 811-03712)

Dear Mr. Greene:

We filed through EDGAR on January 11, 2011 on behalf of Prudential Investment Portfolios, Inc. 14 (the “Registrant”) Post-Effective Amendment No. 42 to the Registration Statement under the Securities Act of 1933 and Amendment No. 45 to the Registration Statement under the Investment Company Act of 1940 (the “Amendment”). The Amendment was filed under Rule 485(a)(2) of the Securities Act of 1933 solely for the purpose of adding a new, second series to Registrant, Prudential Floating Rate Income Fund (the “Fund”), with effectiveness designated as March 30, 2011.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on March 3, 2011 on the Amendment. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 43 to Registrant’s registration statement to be filed under Rule 485(b) on March 29, 2011 with effectiveness designated for March 30, 2011.

Prospectus

1.      Comment

Consider recent guidance by the staff of the SEC regarding disclosure relating to climate change.

     Response

Registrant reviewed and considered the staff’s guidance regarding disclosure relating to climate change in Release No. 33-9106. The Registrant respectfully submits that no additional disclosure revisions are necessary.

2.      Comment

Consider recent guidance by the staff of the SEC regarding derivatives disclosure that was contained in a letter dated July 30, 2010 from the SEC to the Investment Company Institute.

Response

Registrant will consider such guidance and will make any additional revisions to the Fund’s disclosure that are necessary.

3.      Comment

In the “Annual Fund Operating Expenses” table:

(a)	Add a line item related to Acquired Fund fees, if applicable.

(b)	In footnote 2, specify “other expenses” that are carved out from the contractual fee waiver.

(c)	In footnote 2, the staff inquired whether the Investment Manager could recoup (“clawback”) fees that had been waived in the event such fees do not exceed the cap in a subsequent period .

Response

(a)

Although the Fund may invest in other funds, the amount of estimated expenses attributable to acquired funds does not exceed 0.01% (one basis point) of the Fund’s average net assets, and as a result t he amount of such investments does not require a separate line item under Instruction 3(f)(i) to Item 3 of Form N-1A.

(b)	The disclosure will be revised to specify that “other expenses” include “distribution and service (12b-1 fees), extraordinary and certain other expenses such as taxes, interest and brokerage commissions.”

(c)	The Investment Manager may not recoup fees waived in subsequent periods.

4.      Comment

Under “Investments, Risks and Performance – Principal Investment Strategies,” disclose whether the Fund may invest in emerging markets.

Response

The prospectus currently states that, “The Fund may invest up to 25% of its total assets in senior loans made to foreign-domiciled borrowers and other foreign securities.” The disclosure will be revised to read that, “The Fund may invest up to 25% of its total assets in senior loans made to foreign-domiciled borrowers and other foreign securities, including securities of issuers located in emerging market countries.”

5.      Comment

Under “Investments, Risks and Performance – Principal Risks of Investing in the Fund – Foreign Securities Risk,” elaborate regarding the risks of investing in emerging markets.

Response

The final sentence of this section currently reads that, “Investments in emerging markets are subject to greater volatility and price declines.” The disclosure will be revised to read as follows:

“Investments in emerging market countries are subject to greater volatility and price declines. Low trading volumes may result in a lack of liquidity and in price volatility. In addition, such countries may have policies that restrict investment by foreign investors, or that prevent foreign investors from withdrawing their money at will.”

6.      Comment

Under “How the Fund Invests – Investment Objective and Policies,” it is stated that, “The Fund may invest up to 20% of its investable assets in other types of debt securities, preferred stocks, convertible securities, equity and equity-related securities, and money market instruments.” Give examples of equity-related securities.

Response

The disclosure will be revised for further clarity to read that, “The Fund may invest up to 20% of its investable assets in other types of debt securities, equity and equity-related securities (principally preferred stocks and convertible securities), and money market instruments.”

7.      Comment

Under “Other Investments and Strategies – Derivative Strategies – Swap Transactions,” it is stated that, “There are various types of swaps in which the Fund may invest, including but not limited to equity swaps, total return swaps, index swaps and interest rate swaps.” May the Fund invest in credit default swaps?

     Response

The Fund may invest in credit default swaps, and they will be added to the list of the various types of swaps in which the Fund may invest. Detailed disclosure regarding credit default swaps and their risks is already in the Fund’s Statement of Additional Information.

Statement of Additional Information(SAI)

1.      Comment

The preliminary SAI filed by the Amendment applies only to the Fund and not also to Registrant’s existing series, Prudential Government Income Fund. The staff questioned why the SAI applies to the Fund, only.

Response

The Prudential mutual funds have a combined SAI for all series within any single registered investment company. We find this to be both efficient and cost effective. Registrant’s existing series, Prudential Government Income Fund (fiscal year-end February 28th) has a current SAI dated April 28, 2010. The preliminary SAI filed by the Amendment, and the final SAI to be effective March 30, 2011, apply only to the Fund and do not change or replace the SAI dated April 28, 2010 for Prudential Government Income Fund. Registrant will file a post-effective amendment pursuant to Rule 485(b) in late April 2011 that will update the prospectus and SAI for Prudential Government Income Fund to fiscal year-end February 28, 2011.

2.      Comment

In the section captioned “Distressed Securities” indicate whether the Fund may invest in companies emerging from bankruptcy.

Response

Disclosure will be added to the SAI under “Distressed Securities” that, “The Fund will generally make such investments only when the Manager believes it is reasonably likely that the issuer of the Distressed Securities will make an exchange offer or will be the subject of a plan of reorganization pursuant to which the Fund will receive new securities.” Distressed securities are already defined as securities which are the subject of bankruptcy proceedings or otherwise in default as to the repayment of principal and/or interest at the time of acquisition by the Fund or are rated in the lower rating categories (Ca or lower by Moody's and CC or lower by S&P or Fitch) or which, if unrated, are in the judgment of the Manager of equivalent quality.

3.      Comment

Under “Real Estate Related Securities,” add disclosure that investments in real estate investment trust (REITs) may entail duplicate fees.

Response

Disclosure will be added that investments in REITs may result in layering of management fees paid by investors in the Fund.

4.      Comment

With respect to discussion of inverse floaters under “Municipal Securities,” the staff inquired whether the Fund invests in inverse floaters sponsored (i.e., created) by the Fund or its affiliates.

Response

The Fund does not invest in inverse floaters sponsored by the Fund or its affiliates.

5.      Comment

The investment policy regarding concentration is incorrectly stated that, “The Fund may not purchase any security if as a result more than 25% of the Fund's total assets would be invested in the securities of issuers having their principal business activities in the same group of industries, except for defensive purposes, and except that this limitation does not apply to securities issued or guaranteed by the U.S. Government its agencies or instrumentalities.”

Response

The typographical error will be corrected to replace “more than 25%” with “25% or more.”

Tandy Representations

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 973-367-1495. Thank you for your assistance in this matter.

Very truly yours,

/s/ Katherine P. Feld
 Katherine P. Feld

Vice President & Corporate Counsel
Prudential Investments LLC

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